

Mail Stop 3561

September 23, 2009

Mr. John Leper
Chief Executive Officer
Asia Global Holdings Corp.
32/F, Tower 1, Millennium City
Kwun Tong, Kowloon
Hong Kong

> **Re:** **Asia Global Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Quarter Ended June 30, 2009**
> **Filed September 11, 2009**
> **File No. 0-50788**

Dear Mr. Leper:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 24

1.   We note that you are currently providing two different disclosures about management's evaluation of disclosure controls and procedures, one of which appears under this heading, and the other of which appears under Item 9A. In future filings, please ensure that your disclosure under Item 9 relates solely to changes in and disagreements with your accountants and that management's conclusions concerning the effectiveness of your disclosure controls and procedures are only presented under Item 9A. Additionally, ensure that your disclosure under Item 9A does not use qualifying terms such as "sufficiently effective," which we note you have used in your current disclosure under Item 9. In this regard, we note that your disclosure under Item 9A does not use this qualifying language, and we assume the current disclosure under Item 9 was an error.

Item 9A(T). Controls and Procedures, page 24

2.   We note that your concluding sentence concerning the effectiveness of your disclosure controls and procedures appears to paraphrase the definition of disclosure controls and procedures. In future filings, either conclude that your disclosure controls and procedures were effective or ineffective without providing any part of the definition of disclosure controls and procedures, or ensure that you provide the entire definition of disclosure controls and procedures as contained in Exchange Act Rules 13a-15(e) and 15d-15(e). In this regard, if you wish to define disclosure controls and procedures, please indicate that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Exhibit 31.1

3.   We note that paragraph one of the certification required by Exchange Act Rule 13a-14(a) identifies the wrong periodic report. We also note that the certification is dated April 14, 2008 instead of a date after your year ended December 31, 2008. Please file an amendment to the Form 10-K that includes the entire periodic report and a new, corrected certification. Please ensure that the

certification is updated as of a recent date. Refer to Item 601(b)(31) of Regulation S-K and Exchange Act Rule 12b-15.

Exhibit 31.2

4.   Similarly, we note that this certification is dated April 14, 2008, instead of a date after your year end. We also note that the certifying individual's title is the same one provided in Exhibit 31.1. Based on your exhibit listing on page 31 of 33, we assume this certification should be for the Chief Financial Officer. Please file an amendment to the Form 10-K that includes the entire periodic report and a new, corrected certification as of a recent date signed by your principal financial officer. If your principal executive officer and principal financial officer are the same person, please note that you can file one certification from this individual provided that you indicate in the titles below the signature at the bottom of the page that he is both the principal executive officer and principal financial officer.

Exhibits 32.1 and 32.2

5.   Your Section 906 certifications are also dated April 14, 2008 instead of a date after your year end. Also, it appears that Exhibit 32.2 should be for the Chief Financial Officer. Please file an amendment to the Form 10-K to provide these certifications as of a recent date and to correct the title of the certifying individual in exhibit 32.2. If your principal executive officer and principal financial officer are the same person, please note that you can file one certification from this individual provided that you indicate in the titles below the signature at the bottom of the page that he is both the principal executive officer and principal financial officer.

Form 10-Q for the Quarter Ended June 30, 2009

Financial Statements for the Period Ended June 30, 2009

Note 3. Going Concern Uncertainties, page F-6

6.   We note your statements here and in Note 2 that you returned to the development stage in July 2009. Please note that once a company has generated revenues it cannot return to the development stage as defined by SFAS 7 and it would be inappropriate to follow the guidance in SFAS 7 for financial statements purposes. Please confirm to us your understanding of this matter.

Liquidity, page 6

7.   Given the going concern audit opinion that you received on your audited annual
        December 31, 2008 financial statements, and further given your disclosures that
        you became inactive on July 1, 2009, please ensure that your September 30, 2009
        Form 10-Q contains a clear discussion within your analysis of your liquidity as to
        your expected cash outflows for the remainder of this fiscal year and your
        expected sources of cash to fund any such cash outflows. In this regard, it does
        not appear that your analysis of liquidity within your June 30, 2009 Form 10-Q
        addressed the fact that you became inactive and how this impacted your future
        expectations. Additionally, please note that becoming inactive does not relieve
        you of your obligation to file periodic reports. Refer to Rule 3-11 of Regulation
        S-X.

Exhibits 31.1 and 32.2

8.   Please amend your filing so that your certifications read exactly as set forth in
        Item 601(b)(31) of Regulation S-K. Specifically, your certifications do not
        include the complete introductory language of paragraph 4 and the language of
        paragraph 4(b). Also, please replace "small business issuer" with registrant.
        Please be advised that you may file an abbreviated amendment that consists of the
        cover page, explanatory note, Item 6 Exhibits, signature page and paragraphs 1, 2,
        4 and 5 of the certification. Additionally, please note that these certifications
        must be updated as of a recent date.

Exhibit 32.2

9.   Similar to the comment above on your Form 10-K, it appears that this
        certification should be for the Chief Financial Officer. Please correct this in your
        amended filing and ensure that the certification is updated as of a recent date.

                              *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief